SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. ___)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name of Issuer)

Class A Common Stock, $0.08 par value
(Title of Class of Securities)

G20045202
(CUSIP Number)

Liana Petrovici
Cabinet de Avocat Liana Petrovici
25 Pache Protopopescu Blvd.
Sector 2, Bucharest
Romania

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7)
___________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G20045202	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS
Adrian Sarbu

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Romania

	7.	SOLE VOTING POWER 45,500
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 3,050,00
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 45,500
PERSON WITH	10.	SHARED DISPOSITIVE POWER 3,050,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,095,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5%1

14	TYPE OF REPORTING PERSON (see instructions)
IN

__________________________
1 Based on 56,046,176 shares of Class A common stock outstanding as of December 18, 2009.

CUSIP No. G20045202	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS
Media Pro Management S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Romania

	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 2,200,000
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,200,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%2

14	TYPE OF REPORTING PERSON (see instructions)
CO

__________________________
2 Based on 56,046,176 shares of Class A common stock outstanding as of December 18, 2009.

CUSIP No. G20045202	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS
Media Pro B.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 850,000
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 850,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%3

14	TYPE OF REPORTING PERSON (see instructions)
CO

__________________________
3 Based on 56,046,176 shares of Class A common stock outstanding as of December 18, 2009.

CUSIP No. G20045202	Page 5 of 7 Pages

Item 1.	Security and Issuer.

The name of the issuer is Central European Media Enterprises Ltd. (the “Issuer”).  The registered address of the Issuer is Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11.  This Schedule 13D relates to shares of the Issuer’s Class A Common Stock, par value $0.08 per share (the “Class A Shares”).

Item 2.	Identity and Background.

(a)-(c) and (f): This Schedule 13D is being filed jointly by (i) Adrian Sarbu, a Romanian citizen, (ii) Media Pro Management S.A., a joint stock company organized under the laws of Romania (“MP Management”) and (iii) Media Pro B.V., a company organized under the laws of The Netherlands (“MP BV”) (collectively, the “Reporting Persons”).

The principal business address of MP Management is 109 Pache Protopopescu Blvd., 6th Floor, sector 2, Bucharest, Romania. The principal business address of MP BV is Teleport Boulevard 140 1043EJ, 1000 CV, Amsterdam, The Netherlands. MP Management and MP BV each provide management consultancy services.  The names, business address, citizenship and present principal occupation or employment of the directors and executive officer of MP Management are set forth in Annex A hereto.  MP BV does not have any executive officers and the name, business address, citizenship and present principal occupation or employment of its director is set forth in Annex A hereto.

Mr. Sarbu is currently a Director and the President and Chief Executive Officer of the Issuer. The principal business address of Mr. Sarbu is c/o CME Media Services Limited, Kříženeckého nám. 1078/5, 152 00 Praha 5 – Barrandov, Czech Republic. Mr. Sarbu beneficially owns, directly or indirectly, substantially all the outstanding shares of MP Management and MP BV and will be able to exercise sole voting and dispositive power over the Class A Shares to which this filing relates.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is either subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 27, 2009, CME Production B.V. (“CME Production”) and CME Romania B.V., two wholly-owned subsidiaries of the Issuer, entered into a framework agreement (the “Framework Agreement”) with MP Management, MP BV and Mr. Sarbu.  Mr. Sarbu is guaranteeing the performance and obligations of MP Management and MP BV under the Framework Agreement.  Pursuant to the Framework Agreement, which was amended on December 9, 2009, CME Production acquired the Media Pro Entertainment business (as defined below) from MP Management and MP BV.  The “Media Pro Entertainment business” consists of 100% of each of Media Pro Pictures S.A. (“Media Pro Pictures”), Pro Video s.r.l., Media Pro Music and Entertainment s.r.l., Media Pro Distribution s.r.l., Hollywood Multiplex Operations s.r.l. and Media Pro Pictures s.r.o., as well as the 81.47% interest that Media Pro Pictures holds in Media Pro Studios (Studiorile) S.A. and the 51% interest that Media Pro Pictures holds in Domino Production s.r.l.  In addition, Mr. Sarbu and his affiliates assigned the Media Pro names and trademarks to CME Production.  The transaction closed on December 9, 2009.

Total consideration paid by the Issuer for the Media Pro Entertainment business was $10 million in cash, 2.2 million Class A Shares and warrants to purchase 850,000 Class A Shares. The Issuer issued (i) 1,600,000 Class A Shares and a warrant to purchase 600,000 Class A Shares to MP Management and (ii) 600,000 Class A Shares and a warrant to purchase 250,000 Class A Shares to MP BV, each on December 9, 2009, pursuant to a subscription agreement (the "Subscription Agreement") dated the same date among the Issuer, MP Management and MP BV.  The exercise price of the warrants is $21.75 per share and they have a life of six years from the issue date. In connection with this acquisition, CME Romania B.V. transferred its 10.0% ownership interest in MP BV and 8.7% ownership interest in MP Management to Mr. Sarbu for no additional consideration. Furthermore, at closing the Issuer made loans to certain companies of the Media Pro Entertainment business for purposes of the repayment of certain third party loans of the Media Pro Entertainment business (including accrued interest thereon and costs related thereto) in the amount of approximately €18.5 million (approximately $27.3 million).

This Item 3 and the other Items of this Schedule 13D  do  not  provide  a complete  description   of the Framework  Agreement, the Subscription Agreement or the warrants and each such description is qualified in its entirety by reference to (i) the Framework Agreement which is listed as an exhibit to the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009 and is incorporated herein by reference and (ii) the Subscription Agreement and the warrants, each of which are listed as an exhibit hereto.

CUSIP No. G20045202	Page 6 of 7 Pages

Mr. Sarbu received options to acquire 45,500 Class A Shares that have vested or will vest within 60 days of December 18, 2009 at various times from 2004 through 2008 in connection with his employment at the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Class A Shares of the Issuer for investment purposes.  The Reporting Persons do not have any present plans or proposals with respect to the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bye-laws or other actions that might impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to any of those enumerated above.  The information incorporated in Items 3 and 6 are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

MP Management: (a-e) As of December 9, 2009, MP Management may be deemed to be the beneficial owner of (i) 1,600,000 Class A Shares and (ii) a warrant to purchase 600,000 Class A Shares, representing approximately 3.9% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,046,176 Class A Shares outstanding as of December 18, 2009. MP Management has the sole power to vote or direct the vote of 0 Class A Shares and the shared power to vote or direct the vote of 2,200,000 Class A Shares to which this filing relates. MP Management has the sole power to dispose or direct the disposition of 0 Class A Shares and the shared power to dispose or direct the disposition of 2,200,000 Class A Shares to which this filing relates.

MP BV: (a-e) As of December 9, 2009, MP BV may be deemed to be the beneficial owner of (i) 600,000 Class A Shares and (ii) a warrant to purchase 250,000 Class A Shares, representing approximately 1.5% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,046,176 Class A Shares outstanding as of December 18, 2009. MP BV has the sole power to vote or direct the vote of 0 Class A Shares and the shared power to vote or direct the vote of 850,000 Class A Shares to which this filing relates. MP BV has the sole power to dispose or direct the disposition of 0 Class A Shares and the shared power to dispose or direct the disposition of 850,000 Class A Shares to which this filing relates.

Adrian Sarbu: (a-e) As of December 9, 2009, Adrian Sarbu may be deemed to be the beneficial owner of (i) 2,200,000 Class A Shares, (ii) warrants to purchase 850,000 Class A Shares and (iii) options to acquire 45,500 Class A Shares that have vested or will vest within 60 days of December 18, 2009, representing approximately 5.5% of the outstanding Class A Shares of the Issuer. The percentage of beneficial ownership has been determined based on the 56,046,176 Class A Shares outstanding as of December 18, 2009. Adrian Sarbu has the sole power to vote or direct the vote of 45,500 Class A Shares and the shared power to vote or direct the vote of 3,050,000 Class A Shares to which this filing relates. Adrian Sarbu has the sole power to dispose or direct the disposition of 45,500 Class A Shares and the shared power to dispose or direct the disposition of 3,050,000 Class A Shares to which this filing relates.

CUSIP No. G20045202	Page 7 of 7 Pages

Other than as reported in Item 3 hereof the Reporting Persons have not effected any transaction in Class A Shares in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement of the Reporting Persons

Exhibit 99.2:
Framework Agreement among CME Production B.V., CME Romania B.V., Media Pro Management S.A., Media Pro B.V. and Adrian Sarbu, dated July 27, 2009 (incorporated by reference to Exhibit 10.5 of the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2009)

Exhibit 99.3:	Amendment to the Framework Agreement among CME Production B.V., CME Romania B.V., Media Pro Management S.A., Media Pro B.V. and Adrian Sarbu, dated December 9, 2009

Exhibit 99.4:	Subscription Agreement among Central European Media Enterprises Ltd., Media Pro Management S.A. and Media Pro B.V., dated December 9, 2009

Exhibit 99.5:	Warrant Agreement dated December 9, 2009

Exhibit 99.6:	Warrant Agreement dated December 9, 2009

CUSIP No. G20045202

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Media Pro Management S.A.

Date: December 18, 2009
By: /s/ Gheorghe Liviu
Name: Gheorghe Liviu
Title: General Manager

Media Pro B.V.

Date: December 18, 2009
By: /s/ Liliana Seastrom
Name: Liliana Seastrom
Title:

By: /s/ Adrian Sarbu
Name: Adrian Sarbu
Date: December 18, 2009

CUSIP No. G20045202

ANNEX A

DIRECTORS and EXECUTIVE OFFICER OF MEDIA PRO MANAGEMENT S.A.
Name	Business Address	Citizenship	Present Principal Occupation
Gheorghe Liviu	1-3 Serdarului Entrance 2nd Floor Apt. 3, District 1 Bucharest, Romania	Romanian	Administrator and General Manager

Adrian Sarbu	c/o CME Media Services Limited, Krizeneckeho nam. 1078/5, 152 00 Praha 5 - Barrandov, Czech Republic	Romanian	President of the Board of Administration

Mark Webster	N/A	United Kingdom	Vice President of the Board of Administration

DIRECTOR OF MEDIA PRO B.V.
Name	Business Address	Citizenship	Present Principal Occupation
Orangefield Trust (Netherlands) BV	Netherlands, 140 Teleportboulevard, 1043 EJ, Amsterdam, The Netherlands	Dutch	Not Applicable